UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                                 Amendment No.1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
           UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934


                                   AEC I, INC.
                 (Name of Small Business Issuer in Its Charter)

NEVADA                                                 36-4452773
---------------------------------                     ------------
(State of Incorporation)                             (IRS Employer
                                                  Identification Number)

3325 N. Service Rd, Burlington, Ontario Canada                  L7N 3G2
----------------------------------------------                 ---------
(Address of the Principal Executive Offices)                   (Zip Code)

Securities to be registered under Section 12(b) of the Act:   None

Securities to be registered under Section 12(g) of the Act:

                    Common Shares
--------------------------------------------------------------------------------
                                (Title of Class)

Item 1. Description of Business

      We are an alternate energy holding company that provides specialized solutions through our operating subsidiaries, referred to as our group companies. We seek to grow both organically and by acquisition.

      We incorporated as Environmental Motor Corp., a Delaware corporation, on March 22, 2000. On July 3, 2001 we changed our name to Alternate Energy Corporation. On September 27, 2002 we merged with Alternate Energy Corporation, a Nevada corporation, for the purposes of changing our domicile to Nevada. In February 2003, we entered into an agreement with COI Solutions, Inc., a public company, to sell substantially all our assets in exchange for 104,870,715 shares of COI's common stock. The sale of our assets included the sale of the name "Alternate Energy Corporation," so on March 4, 2003 we changed our name to AEC I, Inc.

      Our activities range from complete operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings. We participate in the management of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, budgetary control, legal support, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

      With a wide spectrum of market segments available, numerous prospects in each, globally, and our ability to customize units for many applications, AEC will not be reliant on any one customer. We have categorized our markets as follows:

PHASE I - IMMEDIATE IMPLEMENTATION:

1. EXISTING INTERNAL COMBUSTION ENGINE OEMs (required to convert existing engines and generator sets from gasoline and diesel-powered to Hydrogen-powered). With added market pressure to develop and market "cleaner" generator sets, more competition to innovate, large existing and ready markets, and real demand for a cleaner, cheaper fuel source versus gasoline and diesel, Management believes this segment represents a very large and ripe market. One or several of the 5-6 major players could also be licensed to manufacture Hydrogen-powered Engines, Generators and turbines, with AEC retaining the business of providing the materials for fuel production. Revenue streams here could be quite large in volume.

2. COMMERCIAL BACK-UP POWER: Critical power to operate basic functions of a facility in event of power outages. Sub-categories include Military,

Healthcare/Medical, Food Service (refrigeration, etc.), Security, Banking, Retail markets. The initial speed to this large, open market, established distribution channels, and ease of penetration make this a candidate for immediate implementation despite the difficulties in sales and financing structure (costs as high as 12% for leasing, vendor financing, etc.) and high operating expectations of the customer base.

3. ON-SITE PRIMARY POWER: Similar target as above, but likely for more remote customers and smaller stationary applications.

4. MICRO-TECHNOLOGY (FOR BOTH MOBILE AND FIXED POWER APPLICATIONS): AEC intends to design, develop and market a small scale power device to help power radios, cell phones, portable laptop PCs, heaters, generators, lighting and more, a small limited use or even single use power pack can be designed and marketed to both commercial and retail customer targets.

5. MILITARY AND MICRO POWER APPLICATIONS: One of AEC's platforms is intended to be for mobile, limited use "power packs", replacing heavier and costly batteries or fuel for power. The U.S. Military has an immediate need to develop micro power systems for field use in communications, GPS, survival, scanning and sensing devices.


PHASE II - SECONDARY IMPLEMENTATION:

1. TECHNOLOGY BACK-UP POWER (EMERGENCY STANDBY POWER): We believe that this is a very large market with relatively rapid speed-to-market opportunities. However, it is not in Phase I due to estimated tight gross margins, strong incumbent competition, issues with penetration, high marketing costs and high user expectations. Due to its size and our belief that we can get to it reasonably quickly through excellent distribution channels, this indicates it should receive a higher priority than later phase markets. Target segments include specific organizations that provide critical business operations such as: routers, servers, computer infrastructure that are generally outsourced to service groups that provides emergency back-up systems on a monthly contract or long term basis.

2. EMERGENCY POWER: Applications for Ambulances, Fire Truck Generators, portable power generators for use in hurricanes, floods, vehicle accidents, highway service emergency trucks. These applications typically have low Kwh requirements, with similar competitive and market conditions/issues to penetrate. This segment has well established competition, poor distribution channels and high user service expectations.

3. MARINE POWER SYSTEMS: Management believes that this is a smaller market but has exceptional margins that we believe we can access reasonably quickly, as certification through such organizations as the U.S. Coast Guard is not often a lengthy process. Replacement of diesel and gas generators that are drop-ins bought every day. Typically, most 32 foot + boats have a generator. Another sub-category is electric generation to batteries to power electric engines for boats, a large trend in the category. We believe that the U.S. military is building many electric ships to avoid weight of diesel fuel and utilize new lightweight batteries. Sail boats are also early adopters of new alternative propulsion systems. The difficulty may be penetration, high marketing and sales costs, and high user expectations take it out of a Phase I candidate where we do not want to address these obstacles initially.

4. BULK HYDROGEN GAS SALES: AEC intends to explore opportunities, where available, to provide bulk Hydrogen gas technology for on-demand and on-site production, where required. Currently many large food plants (just one example) require large quantities of Hydrogen gas produced daily for their various production processes (e.g. hydrogenation plants). Volumes can be large (e.g. 50 million-100 million litres per month), and special product development and on site testing of beta units would be required. The sales model would be to license units at a slight premium price to the customer who wishes to produce on site, and store Hydrogen as required and AEC would collect royalties from volume production. Currently AEC has one large food production plant in South America that has expressed interest in a pilot test program

5. ELECTRIC POWER/HYBRID VEHICLE PROPULSION: AEC Management believes that this market has exceptional obstacles but has the offset of a large amount of federal grant and other subsidized financing available. For this reason alone, initiation of work on this market can be begun in Phase II and may be able to be funded without equity or debt cost. To drive actual vehicle wheels by electric battery that is charged by the unit is possible now, and meeting with some real success in the marketplace (e.g. Toyota's Prius hybrid car has sold over 30,000 units in 2 years). Competition is fierce with Honda, Toyota, GM, Ford all working with PEM-based fuel cells, and AEC-Astris' on-demand alkaline fuel cell model needs to be presented and gain acceptance. Certain small service vehicles and low speed neighborhood vehicles (such as Feel Good Cars) present defined markets and product applications for AEC's hydrogen production units (to power both Internal Combustion engines) and for Fuel Cell-driven vehicles.

6. OFFSHORE EMERGENCY BACK-UP: Hurricanes, tornados, typhoons are a regular fact of life in such markets that have regular power interruptions such as Coastal USA (Florida, Gulf of Mexico states, California), most Caribbean nations (e.g. Jamaica, Bahamas, Cuba, Mexico, the Philippines, Taiwan, India, Bangladesh, Pakistan, Indonesia). The need for back up power is real in all of these nations. Management believes product distribution via such organizations as the Red Cross and other aid organizations is a strong opportunity.



PHASE III - MID- & LONG-RANGE MARKETS:

1. RESIDENTIAL BACK-UP POWER & RETROFIT: Almost same market as "Off The Grid" (below), but also includes some new construction and developers who offer it as a project feature in certain geographic markets. Typically geographically limited to areas where power is problematical, such as Texas and Kansas and other high-lightning strike and rural areas. Most competitive products are sold through Home Depot and Lowe's. This is a smaller market with tighter margins (high degree of discounting at retail), high maintenance, cost of sale, service, and financing structures which is the reason we have reserved it for Phase III.

2. OFF THE ELECTRICAL UTILITY GRID (RESIDENTIAL AND COMMERCIAL): This group is characterized as "alternative lifestyle, anti-establishment" that like new solutions that are environmentally sound to avoid dealing with large Utility

Companies. We believe that the Internet is a good channel to reach these people. Generally they have good economic demographics. Off the grid is not mainstream electricity users as reliability is the most important concern to the mainstream and they will not switch off their power for a new technology no matter how proven it is at this point. This is a relatively small market with poor margins and the same high maintenance, sale and financing costs as Residential Back-up.

3. FIRST RESPONDER (Emergency Services): Defined as emergency transportation vehicles (EMT, fire and rescue vehicles) that see heavy daily use, where new equipment is often ordered every three years. New Homeland Security regulations require firehouse, ambulance, medical, and rescue to have back-up power sources. We believe that this market will take some time for product launch and is highly competitive with market shares already established, difficulty of penetration, and high user expectations, justifying a postponed approach until other markets are well established.

4. GREEN ENERGY (RESIDENTIAL AND COMMERCIAL): Concerned citizens and businesses that want to stop pollution already pay 15-20% more per Kwh for their power. Most major power companies support green energy programs either through the public utility or private companies, This is a small market that management believes can be quickly and relatively easily captured due to an open market, strong distribution channels, and ease of penetration. Additionally, almost all other considerations with the exception of Service and Warranty are highly favorable.

PHASE IV - LONG-RANGE MARKETS:

1. GOVERNMENT BACK-UP POWER: We believe that critical areas of need are weapons systems, radar, communications, satellite, FAA/airports that generally bid on an RFP basis but also generally serviced by a prime contractor pursuant to long term contracts. Standard is basic operational functionality such as healthcare, food services (refrigeration), etc. Penetration issues include: tight market conditions, high maintenance, cost of sale, service expense and rigorous manufacturing and user expectations make this a final phase market.

2. NEW RESIDENTIAL CONSTRUCTION USE: U.S. Census statistics show there are over
116.5 million residences listed across all 50 states and the potential for the HVAC and furnace market is large and attractive, but segment issues include tighter margins, tight market conditions, possibly longer time-to-market, difficult penetration due to new standards and codes that are still being written in most jurisdictions, possibly high marketing, maintenance, sales, and service costs (unless a licensee relationship with a major established OEM/distributor is negotiated), has resulted in this segment being moved to a later phase.

3. OFFSHORE BROWN OUT: Most third world countries that have brown outs, such as India, Taiwan, Korea, Philippines, where most major business operations have power back-ups. We believe that American interests in foreign countries likely have back-up for alarm and security systems, which could make this an attractive niche segment at a later phase. Competitive markets with difficult penetration and poor distribution channels combined with high sales and financing costs make this a Phase IV segment.

4. OFFSHORE ECOLOGICAL: Geographic concentrations of fossil fuel burning such as Hong Kong, Vietnam, which have attendant health problems and are supported in clean-up by World Bank and other international organizations. A small market group, with very competitive conditions and weak, inefficient distribution channels make the sales, marketing and warranty costs too high to focus on in early Phases.


DISTRIBUTION

AEC intends to both sell direct to primary customers and to develop a series of licenses/technology transfer arrangements, where select organizations that fulfill our criteria (existing large scale distribution channels, well-serviced customer base, substantial marketing and sales infrastructure to support business development, financial resources, national/global reach) will partner with the company in a variety of ways: sub-contracted manufacturers of the Hydrogen Production Units, marketing/sales partners on a non-exclusive, per-market segment basis, and to provide customer service through their existing field service systems.

SOURCES AND AVAILABILITY OF RAW MATERIALS, AND PRICIPAL SUPPLIERS

As our U.S. patents were filed in November 2004 and pending, AEC is not at liberty to disclose its actual raw materials mix. We will establish direct relationships for supply of these metals and mixtures, which are readily available through over numerous (i.e. over 20) large sources and distributors globally, stable in price and plentiful.

RESEARCH AND DEVELOPMENT

After almost two years of extensive Research and Development, the Company is now entering a very important final stage of rapid product development, with the design, assembly, and testing of a new fully- automated Hydrogen Production system about to commence. Once this 4-5 month process is complete, the HPU will undergo independent national CSA and UL laboratory certification as a final stage before commercial product is ready to market.


         We expect to continue to build and realize value for our shareholders through the sale of a portion of our holdings in, or the issuance of shares by any of our group companies to third parties, while simultaneously pursuing the acquisition of, or investment in, new and existing companies and building our group companies. We believe that this strategy provides the ability to increase shareholder value as well as capital to support the growth of our group companies.

         We expect to make additional acquisitions in companies that design and develop fuel cells, engines that run on alternative fuels, production of alternate fuels and the production of materials used in alternate fuel applications.

         Since our formation we have made one acquisition, namely Alternate Energy Corp. (ARGY). The business overview discussed below is presented in accordance with our only subsidiary and corporate operations.

Alternate Energy Corp

         We currently own 71% of Alternate Energy Corp. (ARGY) we treat it as a consolidated subsidiary (please see our financial statements, below). Since ARGY is an important part of our business we are providing the following summary of ARGY's business.

         As a result of our sale of assets to COI Solutions (now Alternate Energy Corp.), we own approximately 80% of that company. Alternate Energy is a reporting issuer under the Securities Exchange Act of 1934 and as such files reports with the Securities and Exchange Commission. Alternate Energy Corp. common shares trade on the OTC Bulletin Board under the symbol ARGY.

         Prior to the sale of all our assets we were developing a motor that could run on hydrogen and a lower cost method for creating hydrogen for the use in the engine and for fuel cells.

         ARGY's main technology is focused on production of on-demand hydrogen. The hydrogen production system leverages a proprietary chemical process that yields fuel-cell-quality hydrogen from fresh or salt water, with no known harmful by-products. Since Alternate Energy Corp's hydrogen-maker requires little space, we believe it can be designed to directly supply almost any application on an as-needed basis, eliminating the need to store hydrogen in a compressed state.

         ARGY believes its hydrogen technology will have application in the areas of stationary and portable fuel cell applications, back-up power applications, electric-powered and gas combusting vehicles, and residential and commercial/industrial applications for users wishing to gain independence from the existing electricity grid.

         Unlike most of its competitors, ARGY's process does not generate its hydrogen from fossil fuels. It also does not require any electric power. Nor does it require a large scale manufacturing process. The Company believes that its technology will have both substantial environmental and cost-competitive advantages in the marketplace

TECHNOLOGY

         The ARGY Hydrogen Production Technology improves the production of hydrogen, and resultant gaseous formation, without the need for external energy input at time of production. The components are comprised of a unique metal alloys immersed in an aqueous media. These alloys can produce effective, highly purified hydrogen utilizing a low cost mix of materials.

         Suitable water sources for the aqueous media includes, but are not limited to, distilled water, natural sea water, artificial sea waters formulated with the addition of mineral salts to distilled or other water, brine, mineral waters, or any manner of natural fresh waters.

         Upon immersion of fabricated alloys into the aqueous media, immediate production of aqueous ions and gaseous components, including but not limited to, hydrogen and oxygen, result. No source of external energy is introduced or required for such production. The process does not involve electrolysis, or the use of external source of electrical power of any manner. Removal apparatus for the oxygen are not required for the purity levels required in use by alkaline fuel cells and internal combustion engines.

         Gaseous output has been successfully utilized as the sole fuel source to power an internal combustion engine for indefinite periods of time, with only the ongoing addition of water, and as the power source for a motorized fuel cell vehicle. The output from the AEC process was certified by Maxxam Analytics, and analytical laboratory company in Canada, to be 99.9% pure hydrogen on October 7, 2003.

COMPETITION

         The alternate fuel and alternate energy sector is very competitive. Generally there are two main processes in which hydrogen is currently produced in large quantities for either fuel cell use or industrial applications: by extraction of hydrogen from hydrocarbons and by the electrolysis of water. Fossil fuels can be reformed to produce pure hydrogen and within this process natural gas is the most common fuel of choice. This process also produces carbon dioxide emissions and requires excessive power to operate the reformer. Hydrogen can be separated from oxygen in water using electrolysis. This process requires high voltage electricity and is un-economical.

Electrolytically produced hydrogen costs around $30/mBtu, natural gas reformed hydrogen about $3/mBtu, and gasoline reformed hydrogen about $9/mBtu.

We believe that the U.S. hydrogen industry currently produces 9 million tons of hydrogen per year (enough to power 20-30 million cars or 5-8 million homes) for use in chemicals production, petroleum refining, metals treating and electrical applications. Steam methane reforming accounts for 95% of the hydrogen produced in the U. S. Other methods of hydrogen production are gasification of fossil fuels (e.g. coal), splitting water using electricity (electrolysis), heat or light, and thermal or biological conversion of biomass.

We believe that researchers and companies understand the importance of this fuel. There are fuel cell and vehicle producers, like Ballard and Ford, teaming up with fuel producing companies like Exxon working cooperatively, trying to make a viable, economically competitive hydrogen fuel.

The two major categories of hydrogen productions systems are fuel cell manufacturing companies, which invariably integrate a fuel production process, and manufacturers and distributors industrial gases, including hydrogen.

         Examples of industrial gas providers include Air Liquide
(www.airliquide.com), a global provider of industrial and medical gases. Their core business is to supply oxygen, nitrogen, hydrogen and other gases and services to most industries (for example: steel, oil refining, chemicals, glass, electronics, healthcare, food processing, metallurgy, paper and aerospace). Air

Products' hydrogen strategy has focused on the supply of hydrogen for demonstration and pilot projects to such organizations as Honda and Toyota. Air Products built and operates an on-site hydrogen production facility, a fuel cell power plant and a fueling station capable of dispensing hydrogen and hydrogen blended fuels to a fleet of light duty vehicles in Las Vegas, Nevada. Praxair is the largest industrial gases supplier in North and South America, is rapidly growing in Asia, and has strong, well-established businesses in Southern Europe. Their primary products are oxygen, nitrogen, argon, helium, hydrogen, electronics gases and a wide range of specialty gases. Praxair was selected as the exclusive hydrogen supplier for Coleman Powermate's new AIRGEN(TM) fuel cell generator. The generator can be used by industrial customers as a back-up power source to keep mission-critical computer and phone systems operating during power outages.

LICENSES

ARGY owns all its technology without any royalty obligations and relies on no licensing agreements for its operations. We anticipate that we may enter into cross licensing agreements with major distribution partners in the future as part of the distribution of its products.

PATENT

A provisional patent has been filed for our core technology and we have substantially documented the invention date. We have conducted a comprehensive prior art search and are currently preparing the main patent application. We intend to obtain patent protection in the countries that represent approximately 80% of global gross domestic product.


GOVERNMENT REGULATION

It is common for the government to set the standards of alternative energy processes. Hydrogen has not come under those standards as yet. The only regulations that currently apply are for the storage of Hydrogen gas, which our process does not require. However, we believe that the flow, pressure build up, and the fittings used in our applications, whether they are direct ignition or fuel cell application, will eventually come under regulation.

TRADEMARKS

The Company currently owns no trademarks with respect to its products.

EMPLOYEES

We currently have 8 full time employees. In conjunction with the production of prototype units we anticipate that we will have a total of 12 full time employees at the end of 12 months. Our president, Sean Froats, is also an officer of ARGY.

Item 2.           Management's Discussion and Analysis or Plan of Operations.

The following discussion and analysis should be read in conjunction with the financial statements, and the notes thereto included herein. The information contained below includes statements of our management's beliefs, expectations, hopes, goals and plans that, if not historical, are forward-looking statements subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. For a discussion on forward-looking statements, see the information set forth in the Introductory Note to this registration statement under the caption "Forward Looking Statements", which information is incorporated herein by reference.

Alternate Energy Corp. for the Period Ended September 30, 2004

Alternate Energy Corp. is focused on bringing to market a reliable and economical process for creating low-cost, on demand hydrogen for use in the production of power. We are focusing on the production of power in both vehicles and buildings. We are currently in the research and development stage and don't have any revenues, but have successfully produced hydrogen that was used in the operation of a fuel cell. We operate from two facilities: one in Burlington, Ontario, Canada and one in Knoxville, Tennessee.

Plan of Operation

Our activities range from complete operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings. We participate in the management of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, budgetary control, legal support, market analysis, risk management, identifying joint venture opportunities, introductions to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

AEC's focus, now and for the next 12 months; other than seeking out new acquisitions, will be primarily dedicated to the development of our first holding (ARGY) and the milestones recently determined by ARGY. The following table depicts those milestones.

----------------------------------------------------- ---------------------------- ----------------
                     Major Goal                           Estimated Timeframe         Financing
                                                                                      Required
----------------------------------------------------- ---------------------------- ----------------
Complete work Alpha versions of Hydrogen Product       ICE Engine conversion
Unit for applications for: ICE, Astris E8 Fuel         working February-March 2005
Cell, and Diesel genset                                E8 Fuel Cell and Diesel
                                                       conversion and testing to
                                                       be completed by


----------------------------------------------------- ---------------------------- ----------------
                                                       Oct. 05
----------------------------------------------------- ---------------------------- ----------------
Complete work on BETA versions of Hydrogen Product     June-August 05               $20,000.
Unit for applications for: ICE, Astris E8 Fuel
Cell, and Diesel genset
----------------------------------------------------- ---------------------------- ----------------
Initiate Demonstration program of initial HPU with     Start May 05-June 06
potential customers, strategic partners, licensees,
NGOs, Investors
----------------------------------------------------- ---------------------------- ----------------
Initiate development of automated HPU system (alpha)   Start July 05-Dec.05         $280,000.
----------------------------------------------------- ---------------------------- ----------------
Complete first automated unit                          Dec. 05
----------------------------------------------------- ---------------------------- ----------------
CSA Review and Certification (concurrent with above)   Sept. 05-Feb. 06             $125,000.
----------------------------------------------------- ---------------------------- ----------------
Estimated CSA Approval completed                       Feb. 06
----------------------------------------------------- ---------------------------- ----------------
Presentation to U.S. Military (potential customers)    Aug-Dec. 05
----------------------------------------------------- ---------------------------- ----------------

----------------------------------------------------- ---------------------------- ----------------

----------------------------------------------------- ---------------------------- ----------------


We have begun the process of refining our hydrogen production process and have been testing different alloys in order to find the most efficient. We have also successfully converted an internal combustion engine to work with hydrogen as fuel. AEC does not intend to enter into the manufacturing of hydrogen-run IC engines, but rather to eventually commission an existing manufacturer to build a unit that meets AEC's technology design specifications. This ICE generator was converted purely for testing and demonstration purposes.

We also made a strategic investment in Astris Energi Inc., a producer of hydrogen fuel cells. We had previously entered into agreements with Astris and had provided a prototype hydrogen generator to power their fuel cell golf car in September 2003. This investment of $300,000 assures us the first POWERSTACK(TM) MC250 Astris fuel cells `off the line', to be installed in a 2.4 kW Model E8 affordable AFC (Astris Fuel Cell) generator. Upon delivery of the AFC generator, the unit will then be interfaced to operate using AEC's hydrogen production technology. This completed `powerpack' will be used as a combined demonstration unit, to jointly and independently, attract and secure commercial, utility and government customers interested in renewable on-site energy.

The investment was in common shares of Astris stock and included 1 warrant per common share exercisable at $0.50 per share. The common shares were bought at $0.30 per share and will be registered for resale. Astris' shares trade on the OTC Bulletin Board under the symbol ASRNF.

During the next 12 months we will be improving the efficiency of our on-demand hydrogen production process and will be demonstrating both the internal combustion unit and alkaline fuel cell unit to engine and generator producers. We estimate that we will require additional funding of approximately $1 million over the next 12 months. During that time we expect to be able to enter into strategic and manufacturing relationships with a hydrogen production unit that is ready for commercial use.

Results of Operations
During the quarter ended March 31, 2005 we had a net loss totaling $562,161 as compared to $555,312 for the same quarter in 2004. The increase quarter over quarter is due to the accelerated focus on research and development pertaining to AEC's hydrogen production system, its demonstration units and its marketing and operation strategy. Expenses attributable to AEC I were 28,473, mostly due to professional fees.

Cash and Liquidity
Our cash increased from $421,690 at the beginning of the quarter to $452,962 at the end of the quarter. At this current rate we expect to have to seek to need to raise additional funds during the second half of 2005. As noted above, it is anticipated that we would need to raise up to $1 million over the next 12 months to fully fund operations. We expect to raise these funds through the sale of our common stock.

Subsequent Events

On November 10, 2004 we announced that we would be canceling 30 million shares of stock that had previously been issued in conjunction without purchase of assets from AEC I, Inc. The original owners of those assets, consisting of patents for technologies no longer intended for use by us, will return all shares received from AEC I for the return of the patents and in turn, AEC I shall return 30 million shares of our common stock that have been allocated from the purchase price as it relates to those patents. This will have the effect of decreasing our issued and outstanding shares by 22%.

Alternate Energy Corp. for the Period Ended March 31, 2005

Critical Accounting Policies, Estimates And New Accounting Pronouncements

         Management's discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. At each balance sheet date, management evaluates its estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates and critical accounting policies that are most important in fully understanding and evaluating our financial condition and results of operations include those listed below:


Deferred Consulting Costs

         Shares have been issued to service providers and consultants over the terms of their contracts which range from six months to one year. Shares have been issued at the fair market value price at date of contract signing and the expense is amortized monthly over the term of the contract.

Stock Option Plans

         The Company applies the fair value based method of accounting prescribed by SFAS No. 123, Accounting for Stock-Based Compensation in accounting for its stock options granted to both employees and non-employees. As such, compensation expense is recorded on the date of grant based on the fair market value of the stock and expensed in the period which the option was granted.

Results of Operations

         For Fiscal Year Ended December 31, 2004, Compared To The Fiscal Year Ended December 31, 2003

         Revenues

         For the fiscal years ended December 31, 2004 and December 31, 2003, AEC had no revenues. AEC continues its efforts to develop its hydrogen production system.

         Expenses

AEC had total expenses of $4,236,313 and $3,411,037 in the fiscal year ended December 31, 2004 and December 31, 2003, respectively. AEC's expenses for the fiscal year ended December 31, 2004 consisted of $429,290 in administrative expenses, $4,467,672 in consulting fees, no management fees, $419,057 in professional fees, and no costs for stock option benefits. During the fiscal year ended December 31, 2003, AEC's expenses were $78,616 in administrative expenses, $2,860,203 in consulting fees, $250,000 in management fees, $34,543 for professional fees, and $697,000 in stock option benefits. During the fiscal year ending December 31, 2004 AEC's expenses had increased compared to fiscal year ended December 31, 2003, this increase is due to the accelerated focus on research and development pertaining to the hydrogen production system, demonstration units and the marketing and operational strategies.

Over the next 12 months, AEC anticipates that its expenses will not increase substantially over its expenses in fiscal year 2004. AEC will continue as planned in the goals set for the continued development, sales and marketing of its hydrogen production system.

         Net Loss

         AEC had a net loss of $4,236,313 for the fiscal year ended December 31, 2004, compared with a net loss of $3,411,037 for the fiscal year ended December 31, 2003. The increase of $825,276in the net loss for the 2004 fiscal year compared to the 2003 fiscal year relates mainly to the increase in consulting fees, professional fees and administrative fees. Management believes that, for the fiscal year ending December 31, 2004, AEC will only be able to reduce its net loss if AEC can create and sustain significant revenues from its hydrogen production system.

Liquidity And Capital Resources

         AEC's financial statements have been prepared on a going concern basis that contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. AEC incurred a net loss of $4,236,313 and $3,411,037 for the years ended December 31, 2004 and December 31, 2003, respectively, and has an accumulated deficit of $15,340,852 at December 31, 2004. AEC had $452,962 in United Stated Dollars in cash on hand as of March 3, 2004. Management may obtain additional capital principally through the sale of equity securities. The realization of assets and satisfaction of liabilities in the normal course of business is dependent upon AEC ultimately obtaining profitable operations. However, no assurances can be given that AEC will be successful in these activities. Should any of these events not occur, the accompanying financial statements will be materially affected.

         AEC is at present meeting its current obligations from financing activities. However, due to no cash generated from operations, AEC currently does not internally generated cash sufficient to pay all of its incurred expenses and other liabilities. As a result, AEC is dependent on investor capital and loans to meet its expenses and obligations. Although investor funds have allowed AEC to meet its obligations in the recent past, there can be no assurances that AEC's present methods of generating cash flow will be sufficient to meet future obligations. Historically, AEC has, from time to time, been able to raise additional capital, but there can be no assurances that AEC will be able to raise additional capital in this manner.

         Net cash used in operating activities was $2,211,889 for the twelve month period ended December 31, 2004, compared with $198,505 for the twelve month period ended December 31, 2003. The Net Cash for the 2004 period resulted mainly from consulting and professional fees due to accelerated operational activities. Net cash obtained from financing activities was $2,921,189 for the twelve month period ended December 31, 2004, compared with $817,838 for the twelve month period ended December 31, 2003. In the 2004 period, the Company issued shares of common stock for $2,750,000 and received advances from directors totaling $171,189.

         Net cash used in investing activities for the fiscal year ended December 31, 2004 was $703,157 for the purchase of intangible assets. ,

         In January 2004, AEC entered into a Securities Purchase Agreement with Palisades Master Fund LP, Crescent International Ltd., Alpha Capital AG, Bristol Investment Fund, Ltd., Ellis International Limited, Inc., Vertical Ventures, LLC, Platinum Partners, Abraham Schwartz, Colbart Birnet, Chana Braun, Ronald Nash, Marketwise Trading, West End Convertible Fund, and a trust account pursuant to which AEC sold a total of 5,500,000 shares of common stock at a price of $0.50 per share and warrants to purchase a total of 2,750,000 shares of common stock at an exercise price of $0.85 per share. The warrants have a three year term. AEC received gross proceeds of $2,750,000 from this transaction.

         In December 2003, AEC entered into a Securities Purchase Agreement with LRG Holdings Inc., Professional Traders Fund LLC, Generation Capital Associates, First Mirage Inc., Truk Opportunity Fund LLC, pursuant to which AEC sold a total of 1,060,000 shares of common stock at a price of $0.50 per share and warrants to purchase a total of 471,112 shares of common stock and an exercise price of

$1.20 per share. The warrants have a three year term. AEC received gross proceeds of $530,000 from this transaction.

         May 22, 2003, AEC issued 104,870,715 shares of common stock to AEC1, Inc. in exchange for technology, products and licenses. In November 2004, the Company cancelled 30,000,000 shares that were returned to the Company by AEC 1 as part of an agreement to divest the Company of certain non-core technology.

         AEC expects to have sufficient cash to meet its short-term capital requirements. However, there are no assurances that AEC will be able to raise sufficient funds to meet long-term capital needs. AEC may also seek alternative sources of financing, including from more conventional sources such as bank loans and credit lines. Again, no assurances can be given that AEC will be able to meet its needs through the sale of securities or otherwise. Further, the availability of any future financing may not be on terms that are satisfactory to AEC.

         From time to time, AEC may evaluate potential acquisitions involving complementary businesses, content, products or technologies. AEC has no present agreements or understanding with respect to any such acquisition. AEC's future capital requirements will depend on many factors, including growth of AEC's business, the success of its operations, economic conditions and other factors including the results of future operations.



Item 3.           Description of Property

         We currently share office space with our ARGY subsidiary. Our offices are located at 3325 North Service Road, unit 105, Burlington, Ontario, Canada L7N 3G2 Phone: (905) 332-3110 Fax: (905) 332-2068. We along with ARGY occupied 3,000 square feet at a rental rate of $1,992,88 CAD per month ($1,517.11 USD per month). The lease is renewed on a bi-annual basis with the current period ending October 30, 2005.

..

Item 4.           Security Ownership of certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of the company's securities by officers, directors and those holding more than 5% of the issued and outstanding shares of AEC I, Inc. as of March 31, 2005.

------------------------ -------------------------------- --------------------- ---------------------- ---------------
                                                          Amount and Nature
                         Name and Address of Beneficial   of Beneficial
                         Owner                            Ownership                                    Percentage of
Title of Class                                                                  Position               Class
------------------------ -------------------------------- --------------------- ---------------------- ---------------
Common                   Blain Froats (1)                 20,705,000 (2)        CEO, Director          27.7%
                         3325 North Service Road, Unit
                         105
                         Burlington, Ontario
                         Canada
------------------------ -------------------------------- --------------------- ---------------------- ---------------


------------------------ -------------------------------- --------------------- ---------------------- ---------------
Common                   Sean Froats (1)                  25,000,000 (3)        Vice-President,        33.4%
                         3325 North Service Road, Unit                          Director
                         105
                         Burlington, Ontario
                         Canada
------------------------ -------------------------------- --------------------- ---------------------- ---------------
Common                   Marilyn Froats (1)               2,406,561                                    3.2%
                         3325 North Service Road, Unit
                         105
                         Burlington, Ontario
                         Canada
------------------------ -------------------------------- --------------------- ---------------------- ---------------
Common                   All officers and directors as    25,705,000                                   34.3%
                         a group
------------------------ -------------------------------- --------------------- ---------------------- ---------------

(1) Blaine Froats is the father of Sean Froats and is married to Marilyn Froats. Marilyn Froats is Sean Froats mother.

(2) 20,000,000 shares of AEC1, Inc. are titled in the name of First Flotilla (BWI) Inc., which is owned by Blaine Froats and Sean Froats. Blaine Froats also owns 705,000 shares of AEC1, Inc. in his own name.

(3) 20,000,000 shares of AEC1, Inc. are titled in the name of First Flotilla (BWI) Inc., which is owned by Blaine Froats and Sean Froats. Sean Froats also owns 5,000,000 shares of AEC1, Inc. in his own name.

Item 5.         Directors and Executive Officers, Promoters and Control Persons

MANAGEMENT

         As of November 5, 2004, the directors and executive officers which are actually employed by AEC I, their age, positions, the dates of their initial election or appointment as directors or executive officers, and the expiration of the terms are as follows:

NAME                    AGE          POSITION
----                    ---          --------
Blaine Froats           65           Chairman of the Board of Directors, CEO
Sean Froats             32           Director, Vice President of Operations,
                                     and Secretary

None of our directors have been involved in any bankruptcy or criminal proceeding (excluding traffic an other minor offenses), nor has been enjoined from engaging in any business.

         AEC's directors are elected at the annual meeting of stockholders and hold office until their successors are elected. AEC's officers are appointed by the Board of Directors and serve at the pleasure of the Board and are subject to employment agreements, if any, approved and ratified by the Board.

         BLAINE FROATS has been the Chairman/CEO of AEC1 since March 2000 and also holds the titles of the chairman of the board of directors and chief executive officer of ARGY, since May 2003. Mr. Froats was raised in London, Ontario where he attended South Collegiate Institute. In 1958, he joined A. E. Ames where he completed the Investment Dealers Association Securities Course in two years, earning the fourth highest mark in Canada. After leaving A. E. Ames in 1958, Mr. Froats joined the Royal Trust Company as a Personal Investment and Pension Fund Officer. During his tenure with the Royal Trust Company, he completed the Harvard University Certified Analyst Course and thereafter obtained a Certified Financial Analyst degree. From 1964 to 1969, he worked for Cochran Murray & Company (now known as Midland Walwyn) as an Institutional Salesperson and then a Special Situation Analyst. He eventually joined the Corporate Finance Department and worked closely with one of the firm's senior partners. While with Cochran Murray & Company, he underwrote Magna Electronics (now known as Magna International). In 1970, Mr. Froats formed his own consulting firm. Mr. Froats became involved in plastic reclaiming and invented a plastic/paper separator that was, subsequently, patented internationally. Since 1975 he has been the Chief Executive Officer of several publicly reporting companies in both Canada and the United States, including Formulated Mouldings (Canada) Inc., an Ontario company, Mainframe Fund Inc., an Ontario company, and Nyderdown (Canada) Inc., an Ontario company. He is currently the Chief Executive Officer and Chairman of Environmental Shelter, Inc., an Ontario company, Environmental Fuel Technology, Inc., an Ontario company, and Environmental Plastics Corporation, a Delaware corporation. In 1990, Mr. Froats founded Environmental Products Group, Inc. ("EPG"), an affiliated Delaware corporation, for which he co-invented a new plastic used in home moldings. From September 1990 to present Mr. Froats has been the CEO as well as the Chairman of the Board of Directors of EPG, which in 1991-92 was listed on the OTC Bulletin Board but is no longer a reporting company. Mr. Blaine Froats is the father of Mr. Sean Froats, the Vice President of Operations and a director of AEC.

         SEAN FROATS is the Vice President of AEC I and has been a director, secretary and the vice president of operations of ARGY since May 2003. Since 1997, Mr. Froats has been a director and the vice president of operations of EPG where he is responsible for all computer related operations, film presentations, technical drawings, and the design of EPG's logo, stationary, reports, graphics, and website. He invented EPG's plastic shelter and co-invented EPG's home molding plastic. In 1991-92 EPG was listed on the OTC Bulletin Board but is no longer a reporting company. Mr. Sean Froats is the son of Mr. Blaine Froats, the chairman of the board of directors of AEC.

Item 6.          Executive Compensation

         The following table sets forth, for the fiscal period ended September 30, 2004 and December 31, 2003 and 2002 certain information regarding the compensation earned by AEC's Chief Executive Officer and each of AEC's most highly compensated executive officers whose aggregate annual salary and bonus for fiscal 2003 exceeds $100,000, with respect to services rendered by such persons to AEC and its subsidiaries.

   (a)          (b)           (c)           (d)            (e)           (f)                 (g)           (h)           (i)

                                                                                         SECURITIES
NAME AND                                                 OTHER        RESTRICTED         UNDERLYING
PRINCIPAL                                                ANNUAL         STOCK            OPTIONS/        LTIP
POSITION      YEAR (1)      SALARY         BONUS      COMPENSATION-    AWARD(S)          SARS            PAYOUTS     ALL
---------     --------      ------         -----      -------------    --------          ----------      -------     ----------
Blaine Froats     2004         -             -              -              -                  -             -
                  2003
                  2002         -             -              -              -                  -             -           -
Sean Froats       2004
                  2003
                  2002         -             -              -              -                   -            -           -


COMPENSATION OF DIRECTORS

         We have not compensated any director for his services as a director during 2004 except as set forth above.

EMPLOYMENT AGREEMENTS

         There are no outstanding fees or expenses due directors or officers or any employment agreement with them.

Item 7.           Certain Relationships and Related Parties

Our president and director is also an officer and director of our subsidiary
ARGY.

Item 8.           Description of Securities

GENERAL

         Our authorized capital consists of 150 million shares of common stock, par value $0.001 per share and 0 shares of preferred stock. At March 31, 2005, there were 100,700,395 outstanding shares of common stock and no outstanding shares of preferred stock. Set forth below is a summary description of certain provisions relating to our capital stock contained in its Articles of Incorporation and By-Laws and under Nevada Statutes. The summary is qualified in its entirety by reference to our Articles of Incorporation and By-Laws and Nevada law.

COMMON STOCK

         Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holder of fifty percent or more of the shares outstanding can, if they choose to do so, elect all of the directors. In the event of a voluntary of involuntary liquidation, all stockholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to future offerings of shares of common stock. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefore. It is our present intention to retain earnings, if any, for use in its business. The payment of dividends on the common stock is, therefore, unlikely in the foreseeable future.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

         Currently, there is no trading market for our common stock. We currently have 74,870,715 shares issued and outstanding. All shares are eligible for share pursuant to Rule 144. However, approximately 28,000,000 of the shares are subject to volume restrictions imposed by the rule as they are held by officers, directors or affiliates. The remainder are held by non-affiliate shareholders. We have approximately 1,200 shareholders of record.

         We have never issued a dividend and have no plans to issue a dividend in the future. We do not have a stock compensation plan for any of our officers or directors and therefore have not allocated any shares to such a plan.

Item 2.           Legal Proceedings

         The Company is not currently involved in any legal proceedings not in the usual course of business or that would have a material effect on the Company.

Our Subsidiary Alternate Energy (ARGY)

On October 22, 2004 we sued Russell Rothman in the Ontario Superior Court of Justice (Case No. 04-CV-277760CM2). We are seeking the rescission of agreements between us and Rothman, return of shares paid to him, and return of money paid. We had entered into an agreement with Rothman for the purchase of certain technology related to the production of hydrogen gas. Rothman represented to us that he had all right title and interest in the technology and had the ability to sell the technology. We alleged in our lawsuit that Rothman had in fact sold the technology to other companies, and on more than one occasion, prior to entering into the agreement with us. We additionally allege that the technology he purported to sell did not work. We do not rely on the Rothman technology for the production of hydrogen. We have developed our own proprietary processes for producing hydrogen.

Rothman has counterclaimed against us for breach of contract in the amount of $2 billion and is asking for punitive damages in the amount of $10 million. We believe that the counterclaim is completely without merit. Mr. Rothman's attorney has withdrawn from the case and the Court has ordered Mr. Rothman to obtain new counsel by July 28, 2005.

Item 3.           Changes in and Disagreements with Accountants

         None.

Item 4.           Recent Sales of Unregistered Securities

         None.

Item 5.           Indemnification of Officers and Directors

         As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

         The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company, against expenses actually and reasonably incurred by them in connection with the defense.

         The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

         The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses.

         Our Articles of Incorporation include an indemnification provision under which we have agreed to indemnify directors and officers of AEC from and against certain claims arising from or related to future acts or omissions as a director or officer of AEC. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of AEC pursuant to the foregoing, or otherwise, AEC has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                                    PART F/S

                                  AEC, I, INC.
                        Consolidated Financial Statements
                                December 31, 2004
                            (Stated in U.S. Dollars)

                                  AEC, I, INC.

                                      INDEX

                                December 31, 2004

                                      PAGE


INDEPENDENT AUDITORS' REPORT                                               1


CONSOLIDATED FINANCIAL STATEMENTS

         Consolidated Balance Sheets - Statement I                         2

         Consolidated Statements of Shareholders' Equity - Statement II    3

         Consolidated Statements of Operations - Statement III             4

         Consolidated Statements of Cash Flows - Statement IV              5


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                               6 - 12

                          INDEPENDENT AUDITORS' REPORT



To the Directors and Shareholders of:
AEC, I, INC.
(A Development Stage Company)


We have audited the accompanying consolidated balance sheets of AEC, I, INC. as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years then ended and the period January 1, 2002 (date of inception of development stage company) through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audits to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and their cash flows for each of the two years then ended and the period January 1, 2002 (date of inception of development stage company) through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.





Toronto, Ontario
January 24, 2005                                          Chartered Accountants

{See accompanying notes.}
AEC,1, INC.                                                                                                     Statement I
(A Development Stage Company)
Consolidated Balance Sheet
As at December 31, 2004
---------------------------------------------------------------------------------------------------------------------------

                                                                                                                 Restated
                                                                                         2004                      2003
                                                                                                                 (Note 14)
---------------------------------------------------------------------------------------------------------------------------
ASSETS
      Current
         Cash                                                                        $   421,690               $   415,547
         Deferred consulting costs                                                       373,333                 3,122,456
         Prepaid expenses                                                                232,979                    38,801
---------------------------------------------------------------------------------------------------------------------------
         Marketable securities                                                           360,000                       -
         Investment in related party (note 3)                                            100,000                   100,000

                                                                                       1,488,002                 3,676,804
      Other
---------------------------------------------------------------------------------------------------------------------------
         Property and equipment (note 4)                                                 313,317                       -
---------------------------------------------------------------------------------------------------------------------------
         Patents and technology                                                        2,124,373                 1,969,236
                                                                                     $ 3,925,692               $ 5,646,040
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES
      Current
         Accounts payable and accrued liabilities                                    $    76,541               $   275,091
         Due to director (note 5)                                                        504,629                   333,440
---------------------------------------------------------------------------------------------------------------------------

                                                                                         581,170                   608,531
---------------------------------------------------------------------------------------------------------------------------

MINORITY INTEREST                                                                        981,474                   705,760
---------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY - Statement II

      CAPITAL STOCK (note 6)                                                              37,893                    67,863

      ADDITIONAL PAID IN CAPITAL                                                      10,015,594                 7,721,075

      ACCUMULATED OTHER COMPREHENSIVE INCOME                                               3,063                       -

      (DEFICIT) ACCUMULATED DURING
---------------------------------------------------------------------------------------------------------------------------
          DEVELOPMENT STAGE                                                           (7,693,502)               (3,457,189)
                                                                                       2,363,048                 4,331,749
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                                                     $ 3,925,692               $ 5,646,040

Commitments and contingent liability (note 14)
                                                                       DIRECTOR

AEC,1, INC.                                                                                                    Statement II
(A Development Stage Company)
Consolidated Statement of Operations
For the Year Ended December 31, 2004
---------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Inception
                                                               2004                        2003                    To Date
---------------------------------------------------------------------------------------------------------------------------


REVENUE                                                    $         -              $          -                 $       -
---------------------------------------------------------------------------------------------------------------------------
                                    EXPENSES
      Administrative                                           429,290                    78,616                   519,122
      Consulting fees                                        4,467,672                 2,860,203                 7,342,307
      Management fees (note 12)                                      -                   250,000                   250,000
      Professional fees                                        419,057                    34,543                   474,104
      Research and development                                  30,567                         -                    30,567
      Stock option benefit                                           -                   697,000                   697,000
      Amortization                                              41,840                         -                    41,840
---------------------------------------------------------------------------------------------------------------------------


LOSS BEFORE THE UNDERNOTED                                  (5,388,426)               (3,920,362)               (9,354,940)
      Forgiveness of loan                                            -                   202,000                   202,000
      Minority interest                                      1,152,113                   643,325                 1,795,438
      Write-off of goodwill                                          -                  (336,000)                 (336,000)
---------------------------------------------------------------------------------------------------------------------------



NET (LOSS) FOR THE YEAR                                    $(4,236,313)             $ (3,411,037)              ($7,693,502)
---------------------------------------------------------------------------------------------------------------------------



NET (LOSS) PER SHARE (note 9)                              $      (.04)             $       (.03)
---------------------------------------------------------------------------------------------------------------------------


                           WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                               99,871,965               104,870,715
---------------------------------------------------------------------------------------------------------------------------

AEC,1, INC.                                                                                                   Statement III
(A Development Stage Company)
Consolidated Statement of Shareholders' Equity
For the Year Ended December 31, 2004
---------------------------------------------------------------------------------------------------------------------------
                                                                                             Deficit
                                                               Additional   Accumulated    Accumulated
                                                                Paid in        Other          During         Total
                                                 Common         Capital    Comprehensive   Development       Equity
                                                  Stock        (Note 13)       Income         Stage        (Deficiency)
---------------------------------------------------------------------------------------------------------------------------

December 31, 2001                               $  62,863    $         -      $      -     $      (125)    $     62,738
---------------------------------------------------------------------------------------------------------------------------


   Issue of shares                                  5,000              -             -               -            5,000
   Net loss                                             -              -             -         (46,027)         (46,027)
---------------------------------------------------------------------------------------------------------------------------


December 31, 2002                                  67,863              -             -         (46,152)          21,711
---------------------------------------------------------------------------------------------------------------------------


   Increase in investment in subsidiary
         as a result of additional shares
        issued to minority shareholders-        7,721,075              -             -       7,721,075
   Net loss                                             -              -             -      (3,411,037)      (3,411,037)
---------------------------------------------------------------------------------------------------------------------------


December 31, 2003                                  67,863      7,721,075             -      (3,457,189)       4,331,749
---------------------------------------------------------------------------------------------------------------------------

   Increase in investment in subsidiary
        as a result of  additional shares
        issued to minority shareholders                 -      2,287,879             -               -        2,287,879
   Shares issued for services                          30          6,640             -               -            6,670
    Cancellation of shares on return
        of patents (note 11)                      (30,000)             -             -               -          (30,000)
   Foreign currency/translation
       adjustment                                       -              -         3,063               -            3,063
   Net loss                                             -              -             -      (4,236,313)      (4,236,313)
---------------------------------------------------------------------------------------------------------------------------


December 31, 2004                               $  37,893    $10,015,594      $  3,063     $(7,693,502)    $  2,363,048
---------------------------------------------------------------------------------------------------------------------------

AEC,1, INC.                                                                                                    Statement IV
(A Development Stage Company)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2004
---------------------------------------------------------------------------------------------------------------------------



                                                                                 2004                2003       Inception
                                                                                                 (Restated)      To Date
                                                                                                  (Note 13)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net (loss) for the year - Statement III                                $(4,236,313)        $(3,411,037)  $(7,693,502)
      Adjustments to reconcile net loss to net cash
      provided by operating activities
         Services for stock                                                        6,670                   -         6,670
         Services for stock in Alternate Energy Corp.                            961,750           5,910,560     6,872,310
         Forgiveness of loan                                                           -            (202,000)     (202,000)
         Minority interest                                                    (1,152,113)           (643,325)   (1,795,438)
         Comprehensive income from Alternate Energy Corp.                        (81,086)                  -       (81,086)
         Amortization                                                             41,840                   -        41,840
         Stock option liability expense                                         (153,180)            693,600       540,420
         Write off of goodwill                                                         -             336,000       336,000
         Write off of patents                                                     41,085                   -        41,212
      Changes in operating assets and liabilities
         Prepaid expenses                                                       (194,178)            (28,801)     (232,979)
         Comprehensive income                                                      3,063                   -         3,063
         Deferred consulting costs                                             2,749,123          (3,122,456)     (373,333)
         Accounts payable and accrued liabilities                               (198,550)            268,954        76,541
---------------------------------------------------------------------------------------------------------------------------

      Net cash provided by (used in) operating activities                     (2,211,889)           (198,505)   (2,460,282)
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
      Issue of common shares for cash in AEC,1, Inc.                                   -                   -         5,000
      Issue of common shares for cash in Alternate Energy Corp.                2,750,000             532,000     3,282,000
      Advances from directors                                                    171,189             285,838       504,629
---------------------------------------------------------------------------------------------------------------------------

      Net cash from financing activities                                       2,921,189             817,838     3,791,629
---------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
      Investment in marketable securities                                       (300,000)                  -      (300,000)
      Purchase of property and equipment                                        (355,157)                  -      (355,157)
      Investment in related party                                                      -            (100,000)     (100,127)
      Purchase of patents and technology                                         (48,000)           (106,373)     (154,373)
---------------------------------------------------------------------------------------------------------------------------

      Net cash (used in) investing activities                                   (703,157)           (206,373)     (909,657)
---------------------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH DURING THE YEAR                                               6,143             412,960       421,690

CASH, BEGINNING OF YEAR                                                          415,547               2,587             -
---------------------------------------------------------------------------------------------------------------------------

CASH, END OF YEAR                                                            $   421,690         $   415,547   $   421,690
---------------------------------------------------------------------------------------------------------------------------

Non-Cash Activities
      Common shares issued for services in Alternate Energy corp                 961,750           5,910,560     9,872,310
      Common shares issued for patents and technology                            107,137           1,862,863     1,970,000
      Common shares issued for services                                            6,670                   -         6,670
      Minority interest                                                          372,943             608,531       981,474
      Increase in investment in subsidiary as a result of additional shares
          issued to minority interest                                          3,134,659           6,874,295    10,008,954

---------------------------------------------------------------------------------------------------------------------------

AEC,1, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
-------------------------------------------------------------------------------


1.    BACKGROUND INFORMATION

      Nature of Operations

      The Company was incorporated on March 22, 2000 in Wilmington, Delaware, U.S.A. and later reincorporated in the State of Nevada and commenced active business operations on October 26, 2001. The name was changed to AEC, I, Inc. in March 2003 from Alternate Energy Corp.

      The Company, through its subsidiary Alternate Energy Corp., formerly known as COI Solutions, Inc., has been working on a strategy to raise capital in order to continue its efforts to complete certification of the Company's Hydrogen Production System as well as to develop its Alpha products.

      Basis of Presentation

      Alternate Energy Corp. owns certain property and equipment through its' wholly-owned subsidiary, 2040412 Ontario Inc.

      The consolidated financial statements present the accounts of AEC, I, Inc., Alternate Energy Corp. and 2040412 Ontario Inc. The consolidated entities will hereinafter be referred to as the Company. All significant inter-company accounts and transactions have been eliminated.


2.    SIGNIFICANT ACCOUNTING POLICIES

      Accounting Principles

      The Company's accounting and reporting policies conform to generally accepted accounting principles and industry practice in the United States. The financial statements are prepared in United States dollars.

      Fair Value of Financial Instruments

      The Company's estimate of the fair value of cash, prepaid expenses, marketable securities, investment in related party, accounts payable and accruals and due to director approximates the carrying value.

      Deferred Consulting Costs

      Shares have been issued to service providers and consultants over the terms of their contracts which range from six months to one year. Shares have been issued at the fair market value price at date of contract signing and the expense is amortized monthly over the term of the contract.

AEC,1, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
-------------------------------------------------------------------------------

2.    SIGNIFICANT ACCOUNTING POLICIES (continued)

      Foreign Currency Translation The Company considers the functional currency of its companies to be the local currency and, accordingly, their financial information is translated into U.S. dollars using exchange rates in effect at year end for assets and liabilities and average exchange rates during each reporting year for the results of operations. Adjustments resulting from translation of foreign accounts are included as a component of other comprehensive income (loss) within stockholders' equity. Transaction gains and losses in 2004 have been reflected as comprehensive income. In 2003 these amounts were not material.

      Marketable Securities Marketable securities are classified as current, are available for sale and are stated at fair market value. The net excess of fair market value over cost is included in Accumulated Other Comprehensive Income (Loss) on the Balance Sheet.

      Patents and Technology

      In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which was adopted in its entirety on May 22, 2003, the Company evaluates the carrying value of other intangible assets annually as of December 31 and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. When evaluating whether or not the asset is impaired, the Company compares the fair value of the reporting unit to which the asset is assigned to its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of the reporting unit to its carrying amount. The initial evaluation of Company's patents and technology completed as of October 1, 2003 in accordance with SFAS No. 142 resulted in no impairment losses. To date, there has been no impairment of patents and technology.

      The changes in the carrying amount of patents and technology for the two years ended December 31, 2004 are as follows:

        Balance, May 22, 2003                                        $        -
        Patents and technology acquired during the year               1,969,236
                                                                     ----------
        Balance, December 31, 2003                                    1,969,236
        Patents and technology acquired during the year                 218,000
        Patents and technology disposed of during the year (note 11)    (62,863)
                                                                     ----------
        Balance, December 31, 2004                                   $2,124,373
                                                                     ==========

AEC,1, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
-------------------------------------------------------------------------------

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      Income Taxes

      The Company accounts for its income taxes under the liability method specified by Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

      Property and Equipment

      Property and equipment are recorded at cost less accumulated depreciation. Depreciation of property and equipment is provided annually on a declining basis over the estimated useful life of the asset, except for current year additions on which 1/2 of the rates are applicable. The declining balance rates are as follows:

                 Automobile                           30% declining balance
                 Computer hardware                    30% declining balance
                 Computer software                   100% declining balance
                 Equipment                            20% declining balance
                 Telephone                            30% declining balance

      Comprehensive Income

      The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners or distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under the current accounting standards as a component of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is displayed in the statement of shareholder's equity and in the balance sheet as a component of shareholder's equity.

      Use of Estimates

      The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

AEC,1, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
-------------------------------------------------------------------------------


2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      Stock Option Plans

      The Company applies the fair value based method of accounting prescribed by SFAS No. 123, Accounting for Stock-Based Compensation in accounting for its stock options granted to both employees and non-employees. As such, compensation expense is recorded on the date of the grant, which vests immediately based on the fair market value of the stock and is expensed in the period in which the option was granted.

      The Company has used the Black Scholes option model as prescribed by SFAS
      123. The following table illustrates the assumptions used for the model.


                                                          2004           2003
                                                          ----           ----

        Risk free interest rates                           .02            .02
        Expected dividend yield                             -              -
        Expected life                                  3 years        3 years
        Expected volatility                                 64%            56%
        Weighted average grant date fair value of
            options granted during the period            $0.34          $0.27
        Weighted average remaining contractual life
            of options outstanding                        2.31           2.5

        See note 7 for further stock option details.



3.    INVESTMENT IN RELATED PARTY

      The Company acquired 20,000 common shares of Environment Protection Group
      (EPG) in exchange for a loan receivable. The Company has the same director as AEC,1, Inc. This investment represents a minority interest in EPG and has been recorded at cost.

AEC,1, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
-------------------------------------------------------------------------------

4.    PROPERTY AND EQUIPMENT

                                                   Accumulated
                                    Cost           Amortization       2004
                                    ----           ------------       ----

       Automobile                   34,521              5,178         29,343
       Computer hardware            24,668              3,700         20,968
       Computer software             8,077              4,038          4,039
       Equipment                   285,244             28,524        256,720
       Telephone                     2,647                400          2,247
                                  --------          ---------       --------

                                  $355,157          $  41,840       $313,317
                                  ========          =========       ========

5.      DUE TO DIRECTOR

        The amount due to one of the directors is non-interest bearing, due on demand and has no fixed repayment terms.

6.      CAPITAL STOCK

        Authorized
           150,000,000 (2003 - 150,000,000) common shares
                with a par value of $0.001

        Issued                                                2004       2003
                                                              ----       ----

             74,900,715 Common shares (2003 - 104,870,715)   $37,893    $67,863
                                                             =======    =======

       During 2004, the Company issued 30,000 common shares for services and redeemed 30,000,000 shares for the transfer of certain patents and technology.

7      STOCK OPTIONS

       On May 22, 2003, Alternate Energy Corp. (a subsidiary of the Company) adopted a stock option plan that is accounted for based on SFAS No. 123 and related interpretations. The plan allows the Company to grant options to persons employed or associated with the Company, including without limitation, any employee, director, general partner, officer, attorney, accountant, consultant or advisor up to an aggregate of 5,000,000 Common shares. The options have a term of expiration to be set by the Compensation Committee of the Board of Directors but will not exceed ten (10) years after the grant date and the options vest immediately. The exercise price for each option is chosen at the discretion of the Compensation Committee. On February 24, the Company increased the number of shares to be issued under the plan to 15,000,000.

AEC,1, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
-------------------------------------------------------------------------------


7.    STOCK OPTIONS (continued)

      On July 7, 2003 the Company granted 4,100,000 options at $0.10 expiring June 1, 2006 and expensed the difference between the fair market value of the shares on July 7, 2003 and the option price. The option expense amount for 2003 totalled $697,000 and 20,000 of these options were exercised in the year.

      On October 15, 2004, the Company granted 5,050,000 options at $0.34 expiring September 2007. No expense was recorded since the fair market value at the option grant day equalled the option price of $0.34.

      550,000 options were exercised in the year and 200,135 options expired during the year.

      The following table summarizes information regarding options outstanding at December 31, 2004.

      Range of                                    Remaining
      Exercise          Number                   Contractual
       Prices        Outstanding                     Life
       ------        -----------                     ----

        $0.10         3,530,000                   1.5 years
        $0.34         5,050,000                   2.875 years
                      ---------
                      8,580,000


8.    BASIC LOSS PER SHARE

      Basic net loss per share figures are calculated using the weighted average number of common shares outstanding computed on a daily basis.


9.    INCOME TAXES

      The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under the liability method, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates assumed to be in effect when these differences are expected to reverse.

AEC,1, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
-------------------------------------------------------------------------------

9.    INCOME TAXES (continued)

      The approximate income tax effect of the temporary differences comprising the net deferred tax asset is approximately as follows:

                                                   2004             2003
                                                   ----             ----

       Non-capital losses carried forward      $ 9,354,815      $ 4,423,238
                                               -----------      -----------
       Enacted tax rate - 30%
       Deferred tax asset                        2,806,445        1,326,971
       Less:  Valuation allowance               (2,806,445)      (1,326,971)
                                               -----------      -----------
        Net future tax assets                  $         -      $         -
                                               ===========      ===========

       In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has provided for a valuation allowance on all of its' losses as there is no assurance that future tax benefits will be realized.

10.    PRIOR YEAR AMOUNTS INCLUDED IN THE DEVELOPMENT STAGE COMPANY

       On January 1, 2002, the Company was redefined as a development stage company in accordance with SFAS7 and its requirements. The equity accounts at January 1, 2002 were as follows:

                     Capital stock                  $62,863
                     Additional paid-in capital           -
                     Deficit                           (125)

       These amounts are included in the equity accounts during the entire development stage of the Company. All amounts recorded in the "inception to date" category as comparative amounts have been accumulated since May 22, 2003.

11.    RELATED PARTY TRANSACTIONS

       During the year the Company paid management fees to the directors of the Company and its subsidiary in the amount of $Nil (2003 - $250,000).

       Under the terms of an agreement to return certain patents and technology to its' original owner, AEC,1, Inc. returned 30 million shares of stock in Alternate Energy Corp. in exchange for these patents and technology. AEC,1, Inc. then transferred these patents and technology to a company under common control and as consideration received 30 million of its' own shares which were subsequently cancelled.

AEC,1, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
-------------------------------------------------------------------------------


12.   WARRANTS

      During the year 5,613,586 warrants were issued by Alternate Energy Corp. and the total warrants outstanding at December 31, 2004 were 6,232,192 (December 31, 2003 - 818,606). The expiration date of the warrants is between December 2006 and January 2007 and the strike price ranges from $0.85 to $1.67.


13.   RESTATEMENT AND CORRECTION OF AN ERROR IN A PRIOR PERIOD

      Stock options outstanding that were recorded in 2001 and 2003 in the amounts of 153,180 and 693,600 were incorrectly recorded as liabilities. The stock option account has now been recorded as equity. There was no effect to net income for the 2001 and 2003 years.

      The Company has restated the statements of operations and cash flows following SFAS7 - Accounting and Reporting by Development Stage Companies. There was no effect to net income resulting from this restatement.

      The Company has restated the statement of cash flows following SFAS95 - Statement of Cash Flow. There was no effect to net income resulting from this restatement.


14.   COMMITMENTS AND CONTINGENT LIABILITY

      Commitments

      The Company has entered into operating leases for its premises. Minimum lease payments under the terms of the lease are as follows:

                                2005        $48,375
                                2006         14,250
                                            -------

                                            $62,625
                                            =======

AEC,1, INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2004
-------------------------------------------------------------------------------


14.   COMMITMENTS AND CONTINGENT LIABILITY (continued)

      Contingent Liabilities

      Alternate Energy Corp. has commenced an action against an individual for fundamental breach of an agreement. If successful, the agreement will be terminated and the individual will be required to repay cash and stock to Alternate Energy Corp. Alternate Energy Corp. has already obtained an interim injunction against the individual freezing the bulk of his assets.

      The defendant has filed a counterclaim against Alternate Energy Corp. for breach of contract in the amount of $2 billion and is asking for punitive damages in the amount of $10 million. Alternate Energy Corp. believes that the counterclaim is without merit. Accordingly, on April 1, 2005 Alternate Energy Corp. is scheduled to appear in Court, at which time its' solicitors will move for an order to determine that the counterclaim is groundless and for it to be dismissed.

                                   AEC I, INC.
                          Interim Financial Statements
                           Period Ended March 31, 2005


AEC,1 INC.
Condensed Balance Sheet

Unaudited                                                  March, 31       December, 31
                                                              2005             2004
----------------------------------------------------------------------------------------
ASSETS
       Current

                Cash                                          452,962         421,690

                Deferred consulting costs                     202,333         373,333

                Prepaid expense and sundry assets             230,971         232,979

                Marketable security                           360,000         360,000

                Investment in Related Party                   100,000         100,000
         Other


                                    Page 14

                Property & equipment                          248,577         313,317

                Technology & patent assets                  2,124,373       2,124,373
                                                         ------------    ------------
                                                         $  3,719,216    $  3,925,692
                                                         ============    ============
LIABILITIES
Current

                Accounts payable & accrued liabilities         34,688          76,541

                Loans payable                                 500,000               0

                Due to director                               503,568         504,629

                                                         ------------    ------------
                                                         $  1,038,256    $    581,170
                                                         ============    ============

MINORITY INTEREST                                             812,629         981,474

SHAREHOLDERS' EQUITY

                Capital stock                                  37,893          37,893
                Additional paid in capital                 10,060,807      10,015,594

                Accumulated other comprehensive income         25,294           3,063

                Deficit                                    (8,255,663)     (7,693,502)

                                                         ------------    ------------

                                                            1,868,331       2,363,048
                                                         ------------    ------------

                                                         ------------    ------------
                                                         $  3,719,216    $  3,925,692
                                                         ============    ============

AEC I, INC.
Condensed Statement of Operations
Unaudited

Three Months Ending March 31             2005             2004
-------------------------------------------------------------------



REVENUE                             $          --    $          --
                                    -------------    -------------

EXPENSES
                Management fees                 0           67,500
                Professional fees         167,567          330,289
                Consulting                473,589           94,097
                Administration            120,761          200,180
                Amortization               17,789                0
                                    -------------    -------------

                                    $     779,706    $     692,066
                                    -------------    -------------

LOSS BEFORE THE UNDERNOTED          $    (779,706)   $    (692,066)

MINORITY INTEREST                   $     217,545    $     136,754

NET EARNINGS (loss)                 $    (562,161)   $    (555,312)
                                    -------------    -------------

NET LOSS PER SHARE                          (0.01)           (0.04)

WEIGHTED BASIC AVERAGE SHARES          74,900,715      104,870,715
                                    =============    =============

AEC I, INC.
Condensed Statement of Cash flow
Unaudited


Three Months Ending March 31                  2005            2004
-----------------------------------------------------------------------


OPERATING

Net earnings (loss)                      $   (562,161)   $   (555,312)

Services for stock                       $    179,015    $         --

Minority Interest                        $   (217,545)   $   (136,754)
Amortization                             $     17,789
                                         ------------    ------------
                                         $   (582,902)   $   (692,066)
                                         ============    ============

Accounts payable & accrued liabilities   $    (41,853)   $      2,086
Prepaid expense                                (2,008)   $ (3,224,770)
Deferred Consulting                      $    171,000    $  3,122,456
Comprehensive Income                     $    (58,855)   $     13,822
                                         ------------    ------------
                                         $   (514,618)   $   (778,472)
                                         ============    ============
FINANCING
Share subscription                                          2,753,200
Advances from director                         (1,061)       (203,650)
Loan to related party                                             252
LOAN PAYABLE                                  500,000         130,362
                                         ------------    ------------
                                              498,939       2,680,164
                                         ============    ============
INVESTING

Purchase of intangible assets            $     46,951    $         --
                                         ------------    ------------

net increase in cash during the year     $     31,272    $  1,901,440
                                         ------------    ------------

cash, opening                            $    421,690    $    415,547
                                         ------------    ------------

cash, closing                            $    452,962    $  2,316,987
                                         ------------    ------------

                                   AEC I, INC.
                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS
                            (Unaudited) March 31 2005

1. GENERAL

The unaudited condensed statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation for each of the periods presented. The results of operations or interim statements are not necessarily indicative of results to be achieved for full fiscal years.

As contemplated by the Securities and Exchange Commission (SEC) under Rule 10-01 of Regulation S-X, the accompanying financial statements and related footnotes have been condensed and do not contain certain information that will be included in THE COMPANY'S annual financial statements and footnotes thereto. For further information, refer to the financial statements and related footnotes for the year ended December 31, 2004.

                                  INCOME TAXES

Income taxes for the interim periods were computed using the effective tax rate estimated to be applicable for the full fiscal year, which is subject to ongoing review and evaluation by management. There are no income taxes for the current period as THE COMPANY has a net operating loss carry-forwards, which expires between 2007 to 2009. The realization of the tax loss carry-forward is contingent upon certain facts and circumstances, therefore the Company may not be able to realize the net operating loss carry-forward.

                                 LOSS PER SHARE

THE COMPANY reports earnings per share in accordance with the provisions of SFAS No. 128, EARNING PER SHARE. SFAS No 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shares by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if the securities or other CONTRACTS to issue stock were exercised and converted to common stock.

There were no stock options outstanding at March 31, 2005 Basic weighted average shares outstanding March 31, 2005 were 74,900,715 2. CAPITAL STOCK No shares of stock were issued during the Three month period.

                                    PART III

Item 1.           Index

3.1      Articles of Incorporation and amendments thereto.

3.2      Bylaws of AEC I, Inc.

10.1 Asset Purchase Agreement as between Alternate Energy Corporation and COI Solutions, Inc.

                                   Signatures

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           --------------------------
                                                   AEC I, Inc.

Date:    July 21, 2005                       By:__/s/ Blaine Froats
                                             Blaine Froats